

Bailey Simrell · 2nd

Co-Founder, CTO @ SliceSpace

Greater Scranton Area · Contact info

500+ connections

2 mutual connections: Justin Jia and Magdalena Regulska

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About

Hey there, I'm a web developer and user experience designer living in Scranton, PA.

Activity

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1,667 followers

Bailey Simrell reshared a post · 4d



This is exactly what we are doing at SliceSpace

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Bailey Simrell commented on a post · 1w

https://twitter.com/round/status/1570433612109213696?s=46&t=8bhb4AglmqhfVTLVGt6Q5Q a lot of good Adobe Memes out there today lol

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Experience

Co-Founder, Chief Technology Officer

SliceSpace · Full-time

Sep 2021 - Present · 1 yr 1 mo

Remote

Owner, Software Engineer

Just Right Place · Full-time

Jul 2021 - Present · 1 yr 3 mos

Remote

Digital Marketing Developer / Manager

Taxfyle · Full-time

Jan 2021 - Apr 2022 · 1 yr 4 mos

– Marketing site web development migration (from Gatsby to Webflow)
https://taxfyle.com ...see more

Founder

MemberChat, LLC

Dec 2019 - Jan 2021 · 1 yr 2 mos

Scranton, PA, United States

https://memberchat.io

Web Developer and User Experience Designer

Web Developer and User Experience Designer
baileysimrell.com · Freelance
Dec 2011 - Dec 2020 · 9 yrs 1 mo
Remote

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Education

Holy Cross High School
2013 - 2017

Skills

Web Development

Endorsed by Keith Buchanan and 1 other who is highly skilled at this

Endorsed by 2 colleagues at Taxfyle

19 endorsements

Marketing Strategy

Endorsed by 2 colleagues at Taxfyle

15 endorsements

JavaScript

Passed LinkedIn Skill Assessment

7 endorsements

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Interests

Influencers Companies Schools



Ray Dalio · 3rd
Founder, Co-Chief Investment Officer, and Member of the Bridgewater Board
2,506,609 followers
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Simon Sinek · 3rd
Optimist and Author at Simon Sinek Inc.
6,314,510 followers
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Causes

Arts and Culture • Civil Rights and Social Action • Economic Empowerment • Education • Health • Politics • Science and Technology • Social Services